SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 26, 2004
ANGLOGOLD LIMITED
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes: No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes: No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: No:
Enclosures:
Unaudited pro forma condensed combined financial information as of and for the year ended
December 31, 2003 to show the effects of the proposed combination with Ashanti Goldfields Company
Limited, as well as the issue of guaranteed Bonds by a subsidiary of AngloGold Limited.
LNDOCS01/350857.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION AS OF AND FOR
THE YEAR ENDED DECEMBER 31, 2003 TO SHOW THE EFFECTS OF THE COMBINATION WITH
ASHANTI GOLDFIELDS COMPANY LIMITED, AS WELL AS THE ISSUE OF GUARANTEED BONDS
Basis of presentation
Set out below is unaudited consolidated pro forma condensed combined financial information of
AngloGold Limited or "AngloGold". This is provided for illustrative purposes only in order to show the effects of the combination of AngloGold and Ashanti Goldfields Company Limited or "Ashanti" accounted for as a purchase and the issuance of the Bonds (as defined below) and assuming these transactions took place on January 1, 2003 for purposes of the income statements and on December 31, 2003 for purposes of the balance sheet.
The 2.375 per cent guaranteed convertible bonds due 2009 in an aggregate principle amount of US$1 billion (the "Bonds") of AngloGold Holdings plc are proposed to be issued on 27 February 2004 and are fully, unconditionally and irrevocably guaranteed by AngloGold and convertible into American Depositary Shares ("ADSs"), each as of the date hereof representing one ordinary share of AngloGold of ZAR0.25 par value each.
The unaudited pro forma condensed combined financial information has been prepared for comparative purposes only and does not purport to be indicative of what the results or financial results would have been if the combination had actually occurred at an earlier date, or to project the results of the combined companies' operations for any future date or period.
Historical financial information for AngloGold presented in this Form 6-K has been prepared in accordance with US GAAP.
Historical financial information for Ashanti presented in this Form 6-K has been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. Note 29 of the historical audited annual financial statements of Ashanti sets forth a discussion of the principal differences between UK GAAP and US GAAP and a reconciliation from UK GAAP to US GAAP of shareholders' equity as at the end of, and the profit/loss attributable to shareholders for, the periods presented. This information has been used to adjust the Ashanti UK GAAP financial statements to US GAAP and for this reason does not necessarily incorporate all adjustments that might be necessary.
The unaudited pro forma condensed combined income statement information is based on the historical statements of income of AngloGold and Ashanti as set out below and reflects the position after giving effect to the unaudited pro forma adjustments described in the accompanying notes thereto as if the combination and Bonds issuance was effective from January 1, 2003:
·      AngloGold's unaudited consolidated income statement for the year ended December 31, 2003, prepared in accordance with US GAAP adjusted for the effects of the issue of the Bonds,
·      Ashanti's audited consolidated income statement for the year ended December 31, 2003, prepared in accordance with UK GAAP and reconciled to US GAAP.
The unaudited pro forma condensed combined balance sheet information is based on the historical balance sheets of AngloGold and Ashanti as set out below and reflects the position after giving effect to the unaudited pro forma adjustments described in the accompanying notes thereto as if the combination and Bonds issuance occurred on December 31, 2003:
·
AngloGold's unaudited consolidated balance sheet as at December 31, 2003 prepared in accordance with US GAAP , adjusted for the effects of the issue of the Bonds;
·
Ashanti's audited consolidated balance sheet as at December 31, 2003 prepared in accordance with UK GAAP and reconciled to US GAAP.
In preparing the unaudited pro forma results the Ashanti and the Geita joint venture gold hedges have been treated as non-hedge derivatives and the estimated change in the marked-to-market value of these derivatives over the period has been recognized as non-hedge derivative loss of US$441 million or basic and diluted earnings per share of 167 US cents. This treatment results in an adverse effect on the pro-forma basic earnings per share and diluted earnings per share.
LNDOCS01/350857.2

The marked-to-market value of gold hedges is done at a point in time and results in a non-hedge derivative loss (or profit) that is in no way predictive of the future value of the hedge position or of the future impact on the revenue of the company. The marked-to-market loss of Ashanti's hedge book will be taken into account in determining the fair value of Ashanti's assets.
No adjustment has been made in the pro forma financial statements for the expected synergies or cost savings to be generated in the combination with Ashanti.
Estimated per share information for the year ended December 31, 2003
The pro forma historical financial effects of the combination and the Bonds issuance are as follows:
For the year ended December 31, 2003 and as at December 31, 2003
Before the
Bonds and the
Combination
Adjusted for
the Bonds and
before the
Combination
After the
Combination
(1)(8)
Net asset value per ordinary share
(2)
- US cents 927
927
1,374
Net tangible asset value per ordinary share
(2)
- US cents 743 743 840
Basic earnings/(loss) per ordinary share
(3)
- US cents 112 109 (78)
Diluted earnings/(loss) per ordinary share
(4)
- US cents 112 109 (78)
Weighted average number of ordinary shares
(5)
 222,836,574          222,836,574         264,001,874
Diluted number of ordinary shares
(6)
 223,717,575          239,102,190         280,267,490
Number of ordinary shares in issue
(7)
 223,136,342          223,136,342         264,301,642
NOTES:
1.    It is assumed for the purposes of the above calculations that 41,165,300 AngloGold ordinary shares will be issued as result of the combination with Ashanti on the basis that the 130,486,968 Ashanti ordinary shares currently in issue, together with 2,296,826 Ashanti warrants in issue as at 31 December 2003, are exchanged at the share exchange ratio of 0.29 AngloGold ordinary shares per Ashanti ordinary share or warrants and that 2,658,000 AngloGold ordinary shares will be issued to the Government of Ghana under the Stability Agreement between AngloGold and the Government of Ghana. All outstanding options over Ashanti ordinary shares are assumed to be cancelled for cash.
2.    Net asset value per ordinary share is computed by dividing share capital and reserves by the number of ordinary shares in issue. Net tangible asset value per ordinary share is computed by dividing share capital and reserves (excluding goodwill) by the number of ordinary shares in issue.
3.    Basic earnings/(loss) per ordinary share is computed by dividing income/(loss) before cumulative effect of accounting change by the weighted average number of ordinary shares in issue.
4.    Before the combination with Ashanti diluted earnings/(loss) per ordinary share is computed by dividing income/(loss)
before cumulative effect of accounting change by the weighted average diluted number of ordinary shares. For AngloGold the effects of the Bonds are antidilutive and accordingly dilutive earnings per share is equal to the basic earnings per share.
5.    The weighted average number of AngloGold ordinary shares in issue was 222,836,574 for the year ended December 31,
2003 and as a result of the issuance of 41,165,300, the weighted average number of AngloGold ordinary shares in issue after giving effect to the combination (see note 1) would have been 264,001,874.
6.    The weighted average diluted number of AngloGold ordinary shares in issue was 223,717,575 for the year ended
December 31, 2003 and as a result of the issuance of 41,165,300 AngloGold ordinary shares in the combination (see note 1) with Ashanti and pursuant to the Stability Agreement and the issuance of 15,384,615 AngloGold ordinary shares in the Bonds issue, the weighted average diluted number would have been 280,267,490.
7.    The number of AngloGold ordinary shares in issue as at December 31, 2003 was 223,136,342, and as a result of the issuance of 41,165,300 AngloGold ordinary shares in the combination (see note 1), the number of AngloGold ordinary shares in issue after giving effect to the combination would have been 264,301,642 AngloGold ordinary shares.
8.    The financial effects have been calculated based on the average market price of AngloGold ADSs on the New York Stock
Exchange of US$38 a share during the two days before and after October 15, 2003, the day on which the issue price was announced to be increased to 29 AngloGold ordinary shares for each 100 Ashanti ordinary shares in issue.
LNDOCS01/350857.2

Unaudited Pro Forma Condensed Combined Statement of Income
for the year ended December 31, 2003
Historical
AngloGold
year ended
December
31, 2003
US GAAP
Bonds
Notes
Historical
AngloGold with
Bonds year ended
December 31,
2003 US GAAP
Historical
Ashanti year
ended
December 31,
2003
UK GAAP
Adjustments to
convert Ashanti
to US GAAP Notes
Historical
Ashanti year
ended
December 31,
2003
US GAAP
Equity
adjustments
to subsidiary
(note 3)
Purchase
adjustments Ref
Unaudited pro
forma year
ended
December 31,
2003
(US$ millions)
Sales and other income
2,062
-
2,062
457
9
466
108
-
2,636
Product sales 2,026 - 2,026 457 9 2.1 466 108 - 2,600
Interest, dividends and other 36 - 36 - - - - - 36
Costs and expenses
1,651
8
1,659
428 415 843 110 91 2,703
Production costs 1,206 - 1,206 311 - 311 60 -
1,577
Exploration costs 40 - 40 5 - 5 - - 45
Related party transactions 36 - 36 - - - - - 36
General and administrative 43 - 43 21 - 21 - - 64
Royalties 27 - 27 14 - 14 4 - 45
Market development costs 19 - 19 - - - - - 19
Research and development 2 - 2 - - - - - 2
Depreciation, depletion and amortization 321 - 321 67 (13) 2.2 54 8 91 4.2 474
Impairment of assets 78 - 78 15 4 2.3 19 - - 97
Interest expense 49 8 1.1 57 8 - 8 5 - 70
Employment severance costs 4 - 4 - - - - - 4
Other - - - - 16 2.4 16 - - 16
Loss/(profit) on sale of assets (55) - (55) (13) - (13) - - (68)
Non-hedge derivative (gains)/loss (119) - (119) - 408 2.1 408 33 - 322
Income/(loss) before equity income and income tax
411 (8) 403 29 (406) (377) (2) (91) (67)
Equity income in affiliates 2 -
2 22 (29) 2.5 (7) 7 - 2
Income/(loss) before income tax provision
413 (8) 405 51 (435) (384) 5 (91) (65)
Deferred income and mining tax (expense)/benefit (146) - (146) - - - (5) 27 4.3
(124)
Income/(loss) before minority interest
267 (8) 259 51 (435) (384) - (64) (189)
Minority interest (17)
- (17) (1) - (1) - - (18)
Income/(loss) before cumulative effect of accounting change
250 (8) 242 50 (435) (385) - (64) (207)
Cumulative effect of accounting change (3) - (3) - 4 2.6 4 - - 1
Net Income/ (loss) applicable to common stockholders
247 (8) 239 50 (431) (381) - (64) (206)
LNDOCS01/350857.2

LNDOCS01/350857.2
Unaudited Pro Forma Condensed Combined Balance Sheet Data
as of December 31, 2003
Historical
AngloGold
as of
December
31, 2003
US GAAP
Bonds
Notes
Historical
AngloGold
as of
December
31, 2003
US GAAP
Historical
Ashanti as of
December 31,
2003 UK GAAP
Adjustments
to convert
Ashanti to
US GAAP
Notes Historical
Ashanti as
of
December
31, 2003
US GAAP
Equity
adjustments
to
subsidiary
(note 3)
Purchase
adjustments Ref
Unaudited pro forma,
as of
December
31,
2003
(US$ millions)
Assets
Current assets
1,417
294 1,711 181
-
181 33 (108) 1,817
Cash and cash equivalents 505 294 1.2 799 74
(20)
2.7
54 4 (93) 4.4
764
Receivables
602 - 602 39
20
59 15 (15) 661
Trade
47 - 47 39
2.8 20
59 15 (15) 106
Derivatives
377 - 377 -
-
- - - 377
Value added taxes 27 - 27 -
-
- - - 27
Other
151 - 151 -
-
- - - 151
Inventories
310 - 310 68
-
68 14 - 392
Property, plant and equipment
2,555
- 2,555 603
(186) 2.3
417 110 - 3,082
Acquired properties
936 - 936 -
-
- - 1,426 4.5 2,362
Goodwill
410 - 410 15
33 2.3
48 51 903 4.6
1,412
Derivatives
94 - 94 -
-
- - - 94
Other long term assets
167 - 167 115
(77) 2.9
38 (37) - 168
Total assets
5,579 294
5,873
914
(230)
684 157 2,221 8,935
Liabilities and Stockholders' equity
Current liabilities
1,202 (232) 970 156
521
677 106 - 1,753
Accounts payables and accrued liabilities 385
-
385 131 (11)
2.10
120 18 - 523
Derivatives 441 - 441 -
2.11
532 532 77 - 1,050
Current portion of borrowings 351 (232) 1.4 119 25
-
25 11 - 155
Income and mining tax payable 25 - 25 -
-
- - - 25
Long-term debt
807
526 1.3
1,333 217
-
217 23 - 1,573
Derivatives
329 - 329 -
-
- - - 329
Deferred income and mining taxes
845 - 845 4
-
4 - 412 4.7 1,261
Provision for environmental
134
- 134 23
-
23 - - 157
Provision for post-retirement medical benefits
130 - 130 -
-
- - - 130
Other accrued liabilities
12 - 12 4
-
4 28 - 44
Minority interests
52 - 52 4
-
4 - - 56
Share capital and reserves
2,068 - 2,068
506
(751)
(245) - 1,809 3,632
Total liabilities and stockholders' equity
5,579 294 5,873 914
(230)
684 157 2,221 8,935

Notes to the Adjustments to the Unaudited Pro Forma Condensed Combined Income Statements and Balance Sheet
1
Bonds Adjustments
1.1      Interest expense
Represents the net finance charges on the Bonds, calculated at an all inclusive cost of 4.282 per cent on the net proceeds of US$991 million, less charges saved on AngloGold's existing facilities, assumed to be repaid with funds from the Bonds issue.
1.2 Cash and cash equivalents
Represents surplus cash from the Bonds issue after repayment of drawdowns on the existing facilities of AngloGold.
1.3      Borrowings
Represents the net proceeds of the Bonds of US$991 million, net of costs, after repayments of US$465 million being the long term portion of the drawdowns of AngloGold's existing facilities.
1.4 Current portion of borrowings
Represents the repayment of the US$232 million current short term draw down from the funds raised from the issue of the bond.
2
Adjustments to Convert the UK GAAP Consolidated Financial Information of Ashanti to an US GAAP Basis and Reclassification
2.1 Product sales and non-hedge derivatives
Under UK GAAP, Ashanti defers some derivative gains or losses in creditors. Under US GAAP such gains or losses are not deferred, they are recognized in income immediately.
Product sales has been adjusted for the movement in deferred hedging income transferred from creditors. The adjustment to the non-hedge derivatives represent the movement in the fair value and marked-to-market value of the non-hedge derivative items. Maturing hedge contracts have been allocated to product sales under UK GAAP, under US GAAP a reallocation has been made between product sales and non-hedge derivatives.
2.2 Depreciation, depletion and amortization on tangible assets
Represent the reduction in depreciation charge on tangible assets where a greater impairment would have been recognized under US GAAP in a previous period.
2.3      Impairment of assets
In the assessment of long-lived assets for impairment under UK GAAP the recoverable amount based on discounted cash flows, includes future hedging income, which is compared to the assets' carrying value. Under US GAAP hedging income is only included in the future cash flows of off balance sheet commodity contracts when an assessment for impairment is made. In addition under US GAAP undiscounted cash flows are used when an assessment for impairment is made.
2.4      Other
Variable stock option compensation plans
Under UK GAAP, the voluntary cancellation and regrant of options are treated as separate events. At the date of grant, the option prices were above the market price of Ashanti's shares. Consequently, the options have no intrinsic value and no compensation charge has been recognized. Under US GAAP the voluntary cancellation and regrant of options are also treated as separate events. However, under US GAAP, accounting for the newly granted options is required. Consequently, compensation cost in respect of options granted during the year has been measured at the period end for the difference between quoted market price and the option strike price to be paid by the employee. Such expense is being recognized over the three year service period.
LNDOCS01/350857.2

2.5 Equity income in affiliates
Represents the Geita joint venture's portion of the adjustment relating to the movement in the marked-to market value of the non hedge derivatives.
2.6      Cumulative effect of accounting change
Under UK GAAP, the expected costs of a committed decommissioning or other site restoration program incurred during the constructed phase is discounted, a liability raised with an equivalent asset which is amortized over the life of the mine on the units of production method.
Under US GAAP up to 31 December 2002 the cost of such programs was accrued using the units of production method and charged to production costs and other direct costs over the life of the mine. During 2003 Ashanti adopted FAS 143 in respect of retirement asset obligations, which is similar to UK GAAP. The on adoption adjustment is the cumulative effect of the difference in discounting the decommissioning costs and amortizing it compared to the accrual method previously followed.
2.7 Cash and cash equivalents
Proceeds from sales of bullion for which cash has not yet been received as at 31 December are reclassified as trade and other receivables.
2.8 Trade and other receivables
Proceeds from sales of bullion for which cash has not yet been received as at 31 December are reclassified as trade and other receivables.
2.9 Other long term assets
Represents the marked-to-market value of derivative financial instruments held by the Geita joint venture.
2.10     Accounts payables and accrued liabilities
Deferred hedging income transferred from creditors as per note 2.1 above.
2.11     Derivatives
Represents the effect of marking the derivatives to market value.
3
Equity adjustment to subsidiary
Ashanti has a 50 per cent interest in the Geita joint venture in which AngloGold holds the other 50 per cent interest. As a result of the combination with Ashanti, the combined group will hold 100 per cent of Geita. Accordingly, adjustments have been made in the pro forma income statements and balance sheet, this results in the Geita operation being fully consolidated by the combined Group.
4
Ashanti Combination Adjustments
An estimate of $85.0 million for the transaction cost in connection with the proposed combination has been used. This is AngloGold's best estimate based on information available. Actual amounts could differ from that reflected in the unaudited consolidated pro forma condensed combined financial information.
4.1      Synergy savings
No adjustment has been made in the pro forma financial statements for the expected synergies or cost savings.
4.2 Depreciation, depletion and amortization
Depreciation, depletion and amortization has been adjusted as a result of the fair value attributed to the acquired properties at acquisition. The quantum of depreciation, depletion and amortization is based on the units of production method.
LNDOCS01/350857.2

4.3      Taxation
Represents the taxation effects of the adjustments under item 4.2 above.
4.4 Cash and cash equivalents
Represent the cash effects of share options being cancelled for cash, warrants being converted to shares and transaction costs.
4.5      Acquired properties
Acquired properties have been increased by the fair value of the Ashanti mining assets as determined by AngloGold.
4.6      Goodwill
As part of the purchase price allocation, AngloGold allocated fair value and goodwill to the assets and liabilities of Ashanti. This results in a new basis for all assets and liabilities of Ashanti, and upon the allocation of the new goodwill values, the historic goodwill of Ashanti has been eliminated.
4.7      Deferred taxation
The increase in the deferred tax liability is the result of adjusting deferred tax for the fair value of the acquired properties, calculated at the applicable rate of 30 per cent.
4.8
Share price
The unaudited consolidated pro forma financial information has been compiled based on the average market price of AngloGold ADSs on the New York Stock Exchange of US$38 a share during the two days before and after October 15, 2003, the day on which the issue price was announced to be increased to 29 AngloGold ordinary Shares for each 100 Ashanti ordinary Shares in issue.
5
Subsequent Events
No account has been taken of events after the balance sheet date of the pro forma financial information.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, AngloGold Limited has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ANGLOGOLD LIMITED
Date: February 26, 2004 By: /s/ C R B
ULL
Name:    C R Bull
Title: Company Secretary
LNDOCS01/350857.2